Exhibit 99.1
IFRS USD Press Release

Infosys Technologies (NASDAQ: INFY) Announces Results for the Quarter ended December 31, 2010

Q3 revenues grew by 28.7% year on year; sequentially grew by 6.0%

Bangalore, India – January 13, 2011

Highlights

Consolidated results under IFRS for the quarter ended December 31, 2010
  Revenues were $1,585 million for the quarter ended December 31, 2010; QoQ growth was 6.0%; YoY growth was 28.7%
  Net income after tax was $397 million for the quarter ended December 31, 2010; QoQ growth was 6.1%; YoY growth was 18.9%
  Earnings per American Depositary Share (ADS) was 0.69 for the quarter ended December 31, 2010; QoQ growth was 6.2%; YoY growth was 16.9%
  40 clients were added during the quarter by Infosys and its subsidiaries
  Gross addition of 11,067 employees (net addition of 5,311) for the quarter by Infosys and its subsidiaries
  1,27,779 employees as on December 31, 2010 for Infosys and its subsidiaries
“The weaker economic recovery in developed markets coupled with high unemployment and risk of sovereign default could impact industry growth” said S. Gopalakrishnan, CEO and Managing Director. “We are closely working with our clients as they fine tune their strategies for the future.”

Business outlook

The company’s outlook (consolidated) for the quarter ending March 31, 2011 and for the fiscal year ending March 31, 2011, under International Financial Reporting Standards (IFRS), is as follows:

Outlook under IFRS - consolidated#

Quarter ending March 31, 2011##
  Revenues are expected to be in the range of $1,601 million and $1,617 million; YoY growth of 23.5% to 24.8%
  Earnings per American Depositary Share (EPADS) is expected to be in the range of $0.69 and $0.70; YoY growth of 13.1% to 14.8%
Fiscal year ending March 31, 2011###
  Revenues are expected to be in the range of $6.04 billion and $6.06 billion; YoY growth of 25.7% to 26.1%
  Earnings per American Depositary Share (EPADS) is expected to be in the range of $2.60 to $2.61;YoY growth of 13.0% to 13.5%
#	Exchange rates considered for major global currencies: AUD / USD – 1.02; GBP / USD – 1.55; Euro / USD – 1.34

##	Excluding the income from the sale of our investment in OnMobile Systems, Inc. of USD 11mn in fiscal 2010, the EPADS growth is expected to be in the range of 16.9% to 18.6%

###	Excluding the income from the sale of our investment in OnMobile Systems, Inc. of USD 11mn in fiscal 2010, the EPADS growth is expected to be in the range of 14.0% to 14.5%

Expansion of services and significant projects

We have been increasing our global footprint and diversifying into new areas. We invested in research on new products and services which have been successfully adopted and implemented by our clients.

Transformation

Our solutions have been galvanizing business for our existing and new clients, helping them transform and diversify.

A multi-national retailer in Europe selected us to define its global e-commerce road map and develop strategies to transform its online operations and become a multi-channel retailer. We helped one of the leading grocery retailers in the UK with its strategic workforce management program, resulting in better scheduling and planning processes. We partnered with a cosmetics and beauty products company to design, develop and deploy a Product Lifecycle Management (PLM) system to transform the conceptualization and management of a key product segment.

We developed an enterprise-wide mobility strategy, road map and governance model to help a North America-based paper and building products company to prioritize mobile opportunities. A global provider of content-based workflow solutions selected us to deliver a complex business transformation program and implement new generation business systems.

For a global consumer electronics brand, we helped  design a scalable and efficient engineering support model for its cloud-based services. A UK-based telecom service provider engaged us to transform its network and services for trading markets to an advanced Voice over Internet Protocol (VoIP) network. We helped an international voice and satellite service provider transform its internal IT system to enhance employee productivity and flexibility.

We were selected as a strategic partner by an airline company for an IT effectiveness and strategic transformational program. A provider of air and ocean freight forwarding services engaged us to program manage a large multi-year, multinational rollout of a custom global freight forwarding platform. A global automotive company selected us for a strategic engagement to develop a vision for its North American consumer channels, integrating all aspects of customer information.

Operations

We continue to implement our clients’ operational requirements, delivering faster time to market and higher return on investment (ROI).

A global consumer electronics brand engaged us to develop a load simulation tool, enabling cost savings through better server capacity planning and utilization. The same client engaged us to create a supply chain platform to unify business processes. A global hi-tech computer systems and services major selected us as its partner for the global implementation of an HR platform, replacing legacy HR systems.

We helped an international perfume and flavor chemical producer evaluate a global sample management system that enables access to relevant information and faster decision-making by harmonizing lab management and sampling processes. We helped a global leader in copper and nickel mining business migrate its plant information systems to Windows 7 platform and offer production support, improving performance and compliance.

We were selected by a leading automotive Original Equipment Manufacturer (OEM) as the single supplier for all development projects, consolidating the work under a shared services structure. We were selected as one of the preferred partners for global sourcing by an automobile manufacturer from Europe. A leading agricultural equipments company selected us to implement Microsoft Enterprise Project Management (EPM) software to streamline, track and improve ROI for planned investments in plant expansion and R&D projects.

A US-based independent natural gas and oil producer engaged us to develop add-on components for its products for improved data access and management. One of the world’s biggest oil companies engaged us for a program on data management services in the Exploration and Production (E&P) and drilling domain. A large public utilities company in the US selected us to implement Oracle Outage Management System and Oracle Work and Asset Management System. A US-based global provider of oilfield services engaged us to implement Human Resource Management System (HRMS) and Employee Learning Management (ELM) applications, successfully integrating its disparate HR and learning systems into one global platform.

One of the largest pharmaceutical companies selected us for support and maintenance of business applications and platforms for 16 countries in Europe. A global semiconductor manufacturer engaged us to conduct a full-scale Salesforce.com Customer Relationship Management (CRM) implementation. A world leading provider of professional information solutions engaged us for its HR transformation journey with the implementation of PeopleSoft 9.0 modules. A US-based credit card issuer and commercial bank selected us to perform functional testing services for two major programs to enable quick ramp-up of resources.

Innovation

Our robust innovative practices continue to augur well with clients.

A leading aerospace supplier extended its relationship with us to manage the complete design and analysis of subsystems for its major aircraft programs. This engagement will reduce product development cost and time, and enhance productivity. We are working with a global aircraft manufacturer to develop a unique radio-frequency identification (RFID) based experience theater for their customers. Another global aircraft manufacturer engaged us in aircraft wing structure and system integration design for a large commercial aircraft program.

We are designing and developing a digital mail platform for a document and mail solutions company to provide its customers an option for digital delivery of transaction statements, direct mail and catalogs. A global provider of professional information solutions engaged us to develop a clinical information resource that delivers quick, trusted answers to clinical questions at the point-of-care.

For a global software company, we are developing a platform to identify, evaluate and enable external influencers who can impact its product sales. A global consumer electronics brand partnered with us to develop a mobile application that enhances customer shopping experiences in retail stores by offering next-generation retail experience. We developed a common unified content platform for a US-based internet services company to enhance monetization through improved content relevance. A US-based networking solutions company partnered with us to develop, test and sustain its new unified communications gateway.

A hospitality software company engaged us to help internationalize its software products to address the needs of global markets across the United States, Europe and Asia. One of the world’s leading agricultural biotechnology corporations selected us to build a collaboration solution and an integrated content and knowledge management platform.

Liquidity

As on December 31, 2010, cash and cash equivalents, including investments in available-for-sale financial assets and certificates of deposits was US$3.6 bn (US$3.1 bn as on December 31, 2009)

“Uncertainties related to sustainability of the global economic recovery could create greater currency volatility in the near future” said V. Balakrishnan, Chief Financial Officer. “Our focus will continue to be on high-quality growth balancing both the revenue growth and margins.”

Board of Directors

The Board of Directors, today appointed Mr. R Seshasayee as an Additional Director of the company with immediate effect. He will hold office up to the date of the Annual General Meeting, when his appointment as a director will be placed for the approval of the shareholders.

Mr. Seshasayee is the Managing Director of Ashok Leyland Limited. A Chartered Accountant, he began his career with Hindustan Lever in 1971, joined Ashok Leyland in 1976, and became Executive Director in 1983, Deputy Managing Director in 1993, and Managing Director in 1998.

Welcoming Mr. Seshasayee, Mr. N. R. Narayana Murthy, Chairman and Chief Mentor said, “Mr. Seshasayee is a rare corporate leader who brings the best of leadership ideas, governance and ethics. I am honored to welcome him to our board.”

About Infosys Technologies Ltd.

Infosys (NASDAQ: INFY) defines, designs and delivers IT-enabled business solutions that help Global 2000 companies win in a Flat World. These solutions focus on providing strategic differentiation and operational superiority to clients. With Infosys, clients are assured of a transparent business partner, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. Infosys has over 1,27,000 employees in over 50 offices worldwide. Infosys is part of the NASDAQ-100 Index and The Global Dow. For more information, visit www.infosys.com

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2010 and on Form 6-K for the quarters ended June 30, 2010 and September 30, 2010.These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	Avishek Lath, India +91 (80) 4116 7744 Avishek_lath@infosys.com	Sandeep Mahindroo, USA +1 (646) 254 3133 Sandeep_Mahindroo@infosys.com
Media Relations	Sarah Vanita Gideon, India +91 (80) 4156 4998 Sarah_Gideon@infosys.com	Peter McLaughlin, USA +1 (213) 268 9363 Peter_McLaughlin@infosys.com

Unaudited Condensed Consolidated Interim Financial Statements prepared in compliance with IAS 34, Interim Financial Reporting

Infosys Technologies Limited and subsidiaries

Unaudited Condensed Consolidated Balance Sheets as of
(Dollars in millions except share data)
	December 31, 2010	March 31, 2010
ASSETS
Current assets
Cash and cash equivalents	$3,314	$2,698
Available-for-sale financial assets	3	561
Investment in certificates of deposit	238	265
Trade receivables	969	778
Unbilled revenue	219	187
Derivative financial instruments	10	21
Prepayments and other current assets	186	143
Total current assets	4,939	4,653
Non-current assets
Property, plant and equipment	1,057	989
Goodwill	184	183
Intangible assets	11	12
Available-for-sale financial assets	6	8
Deferred income tax assets	73	78
Income tax assets	164	148
Other non-current assets	124	77
Total non-current assets	1,619	1,495
Total assets	$6,558	$6,148
LIABILITIES AND EQUITY
Current liabilities
Trade payables	$6	$2
Current income tax liabilities	182	161
Client deposits	5	2
Unearned revenue	128	118
Employee benefit obligations	28	29
Provisions	18	18
Other current liabilities	424	380
Total current liabilities	791	710
Non-current liabilities
Deferred income tax liabilities	3	26
Employee benefit obligations	55	38
Other non-current liabilities	14	13
Total liabilities	863	787
Equity
Share capital-Rs. 5 ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 571,296,093 and 570,991,592, net of 2,833,600 treasury shares each as of December 31, 2010 and March 31, 2010, respectively	64	64
Share premium	699	694
Retained earnings	4,892	4,611
Other components of equity	40	(8)
Total equity attributable to equity holders of the company	5,695	5,361
Total liabilities and equity	$6,558	$6,148

Infosys Technologies Limited and subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income
(Dollars in millions except share data)
	Three months ended December 31,		Nine months ended December 31,
	2010	2009	2010	2009
Revenues	$1,585	$1,232	$4,439	$3,508
Cost of sales	906	700	2,561	2,005
Gross profit	679	532	1,878	1,503
Operating expenses:
Selling and marketing expenses	88	68	244	178
Administrative expenses	112	82	319	255
Total operating expenses	200	150	563	433
Operating profit	479	382	1,315	1,070
Other income, net	65	50	175	154
Profit before income taxes	544	432	1,490	1,224
Income tax expense	147	98	393	260
Net profit	$397	$334	$1,097	$964
Other comprehensive income
Fair value changes on available-for-sale financial assets, net of tax effect	–	–	(1)	–
Exchange differences on translating foreign operations	38	151	49	377
Total other comprehensive income	$38	$151	$48	$377
Total comprehensive income	$435	$485	$1,145	$1,341
Profit attributable to:
Owners of the company	$397	$334	$1,097	$964
Non-controlling interest	–	–	–	–
	$397	$334	$1,097	$964
Total comprehensive income attributable to:
Owners of the company	$435	$485	$1,145	$1,341
Non-controlling interest	–	–	–	–
	$435	$485	$1,145	$1,341

Earnings per equity share
Basic ($)	0.69	0.59	1.92	1.69
Diluted ($)	0.69	0.59	1.92	1.69
Weighted average equity shares used in computing earnings per equity share
Basic	571,246,801	570,602,970	571,138,078	570,353,792
Diluted	571,380,888	571,183,310	571,358,432	571,039,216